                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                              ANGELICA CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    034663104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 2 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    500,400
 OWNED BY
   EACH
REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                500,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     500,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 3 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    500,400
 OWNED BY
   EACH
REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                500,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     500,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 4 of 10 Pages
-----------------------                                    ---------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This  statement  relates to shares of common stock,  par value $1.00 per share (the "Shares"), of Angelica Corporation (the "Issuer").  The principal executive  offices  of the  Issuer  are  located  at 424 South  Woods Mill Road,
Chesterfield, Missouri 63017.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II") and Warren G. Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

            Steel  Partners,   L.L.C.,  a  Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his position with Steel Partners II, Mr.  Lichtenstein  has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap companies.  The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase  price of the 500,400  Shares owned by Steel
Partners II is $10,839,682.  The Shares owned by Steel Partners II were acquired with partnership funds.

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 5 of 10 Pages
-----------------------                                    ---------------------

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of its  Shares or  changing  its  intention  with  respect  to any and all  matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  8,797,972  Shares  outstanding,  which is the total number of Shares  outstanding  as  reported  in the  Issuer's  Definitive  Proxy
Statement on Schedule 14A filed with the Securities  and Exchange  Commission on
April 23, 2003.

            As of the close of business  on April 23,  2003,  Steel  Partners II beneficially owned 500,400 Shares, constituting approximately 5.7% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 500,400 Shares,  constituting approximately 5.7% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 500,400 Shares owned by Steel Partners
II by virtue of his authority to vote and dispose of such Shares.

            (b)  By  virtue  of  his  positions  with  Steel  Partners  II,  Mr.
Lichtenstein  has the sole power to vote and  dispose of the Shares  reported in this Schedule 13D.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 6 of 10 Pages
-----------------------                                    ---------------------

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
            With Respect to Securities of the Issuer.
            --------------------------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.      Joint Filing Agreement.

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 7 of 10 Pages
-----------------------                                    ---------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2003                         STEEL PARTNERS II, L.P.

                                               By: Steel Partners, L.L.C.
                                                   General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   -----------------------------
                                                   Warren G. Lichtenstein,
                                                   Chief Executive Officer

                                               /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               WARREN G. LICHTENSTEIN

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 8 of 10 Pages
-----------------------                                    ---------------------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

    Shares of Common Stock          Price Per                   Date of
       Purchased/(Sold)             Share($)                 Purchase/(Sale)
       ----------------             --------                 ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
           1,000                    16.9710                     4/11/03
           6,100                    16.9866                     4/14/03
          61,000                    16.8137                     4/16/03
           4,300                    16.8921                     4/21/03
           2,400                    16.8617                     4/22/03

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

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CUSIP No. 034663104                   13D                    Page 9 of 10 Pages
-----------------------                                    ---------------------

                                  EXHIBIT INDEX
                                  -------------

     Exhibit                                                                Page
     -------                                                                ----

1.   Joint Filing Agreement                                                  10

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 10 of 10 Pages
-----------------------                                    ---------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule 13D dated April 24,
2003 (including amendments thereto) with respect to the Common Stock of Angelica
Corporation.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:  April 24, 2003                         STEEL PARTNERS II, L.P.

                                               By: Steel Partners, L.L.C.
                                                   General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   -----------------------------
                                                   Warren G. Lichtenstein,
                                                   Chief Executive Officer

                                               /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               WARREN G. LICHTENSTEIN